UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legal Proceedings

As previously disclosed, on June 23, 2025, a judgement (the “Judgement”) issued by the High Court of Hong Kong Special Administrative Region Court of First Instance in connection with the action no. HCA 938/2022 was filed, whereby it was ordered, amongst others, that:

(i)	TROOPS, Inc. (the “Company”) and the subsidiaries, SGOCO International (HK) Limited and Giant Connection Limited, amongst other defendants, are jointly and severally liable for payment of $163,400,000 Hong Kong Dollars; and

(ii)	The Company and the subsidiary, SGOCO International (HK) Limited, amongst other defendants, are jointly and severally liable for payment of $241,400,000 Hong Kong Dollars.

As further disclosed, on August 20, 2025, the Company received a winding up petition dated July 24, 2025 (the “Petition”), filed by Real Estate and Finance Fund (in Liquidation) (the “Petitioner”) with the Grand Court of the Cayman Islands. The Petitioner set out in the Petition that the Company is insolvent and unable to pay its debts to the Petitioner as a result of the Judgement, or in the alternative, the winding up of the Company on just and equitable grounds. The hearing of the Petition was listed for October 9, 2025. On July 21, 2025, the Company filed a Notice of Appeal, dated July 21, 2025, in respect of the Judgement and a summons dated September 30, 2025 to stay execution of the Judgement pending determination of the appeal (the “HK Stay Application”). On October 9, 2025, a consent order was granted by the Grand Court of the Cayman Islands, pursuant to which the Petition has been ordered to be adjourned until after determination of the HK Stay Application.

On October 31, 2025, an order (the “Order”) was issued by the High Court of Hong Kong Special Administrative Region Court of First Instance, in connection with the action no. HCA 938/2022, whereby it was ordered, amongst others, that:

•	the Company must inform the 1st Plaintiff within 7 days from the date of the Order all its assets of an individual value of HK$50,000 or more, whether in or outside Hong Kong, whether in its own name or not, and whether solely or jointly owned, giving the value, location and details of all such assets. the Company may refuse to provide some or all of this information on the grounds that it may incriminate the Company;

•	the information must be confirmed in an affidavit which must be served on the 1st Plaintiff’s solicitors within 14 days after the Order has been served on the Company.

The Order was served on the Company on November 10, 2025, and an affirmation in regards to the above was filed with the High Court of the Hong Kong Special Administration Region Court of First Instance on November 21, 2025 and has been served on the 1st Plaintiff’s solicitors pursuant to the Order.

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS' filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: November 28, 2025	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer